EXHIBIT 3.3
AMENDMENT NO. 1
to
BYLAWS
of
MOODY NATIONAL REIT I, Inc.
     In accordance with the corporate laws of the State of Maryland and the Articles of Incorporation of Moody National REIT I, Inc. (the “Company”), the Board of Directors adopted a resolution to amend the Bylaws of the Company as follows:
     Section 2 of Article III is deleted in its entirety and replaced with a new Section 2 of Article III to read as follows:
     “Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held once a year on a date and at the time set by the Board of Directors each year, beginning in the year 2009.”